UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Michele M. Rollins, 5718 Kennett Pike, Centreville, DE 19807, (302) 426-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

(1)	Name of Reporting Person Michele M. Rollins S.S. or I.R.S. Identification No. of Above Persons Not Required

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 900,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 900,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.9%

(14)	Type of Reporting Person* IN

CUSIP No. 260174 10 7

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).

The principal executive office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.

Item 2.	Identity and Background.

(a)           Michele M. Rollins (the “Reporting Person”).

(b)           5718 Kennett Pike, Centreville, DE 19807.

(c)           The Reporting Person’s principal occupation is Chairman of Rollins Jamaica, Ltd., a Delaware corporation, whose business address is set forth in Item 2(b).

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction

This filing is being made to update the percentages previously disclosed in Reporting Person’s last 13D filing on September 10, 2007.  Reporting Person’s percentage has changed more than one percent (1%).

Item 5.	Interest in Securities of the Issuer.

(a)           Amount beneficially owned: 900,000.  The Reporting Person beneficially owns 900,000 shares of Common Stock or 4.9% of the Common Stock (which for purposes of this calculation is based on 18,244,067 shares of Common Stock outstanding).

(b)           Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)           Information with respect to brokerage transactions effected during the past sixty days is as follows:

	Common Stock	Price
Date	Shares Gifted	Per Share

12-09-09	36,000	$0 - Gift
12-15-09	7,000	$0 - Gift
12-24-09	5,000	$0 - Gift
12-31-09	1,500	$0 - Gift

(d) None. (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on December 31, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 260174 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2010	/s/ Michele M. Rollins
By: Michele M. Rollins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)